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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)
                                ----------------
                                DUANE READE INC.
                       (Name of Subject Company (Issuer))
                                ----------------
                                DUANE READE INC.
                  (Name of Filing Person (Issuer and Offeror))
                                ----------------
           Options to purchase common stock, par value $0.01 per share
                         (Title of Class of Securities)
                                ----------------
                                    263578106
        (CUSIP Number of Class of Securities of Underlying Common Stock)
                                ----------------
                            Michelle D. Bergman, Esq.
                         Vice President, General Counsel
                                Duane Reade Inc.
                                440 Ninth Avenue
                            New York, New York 10001
                                 (212) 273-5700
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                    Copy to:
                           Kenneth J. Laverriere, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000

                            Calculation of Filing Fee

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         Transaction valuation*                   Amount of filing fee
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              $37,484,685                               $7,496.94
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*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,401,249 shares of common stock of Duane Reade Inc. having an aggregate value of $37,484,685 as of February 26, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   $7,496.94        Filing Party:  Duane Reade Inc.
      Form or Registration No.: Schedule TO      Date Filed:  February 27, 2003
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]
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


Item 4.         Terms of the Transaction.

         "Section 1. Eligible Employees and Eligible Options; Expiration of the Offer" of the Offer to Exchange is hereby amended by adding the following at the end thereof:

         "The Offer expired at 5:00 p.m. Eastern Time, on March 27, 2003. We have accepted all eligible options tendered pursuant to the Offer and cancelled such options effective 5:01 p.m. Eastern Time, on March 27, 2003. Options to purchase approximately 1,335,449 shares of common stock were tendered for exchange, representing approximately 95.30% of the options that were eligible to be tendered in the offer. Subject to the terms and conditions of this Offer to Exchange, Duane Reade will issue new options to purchase approximately 1,335,449 shares of common stock under the 1997 plan with an exercise price equal to the average closing price of Duane Reade's common stock as reported on the New York Stock Exchange for the five-day trading period ending immediately prior to the date of grant (but in no event less than the closing price on the date of grant), which will occur promptly after the date that is six months and one day after the eligible options are cancelled pursuant to the offer (but in no event later than 30 days after such date)."

Item 12.      Exhibits.

(a)(1)     Offer to Exchange, dated February 27, 2003.
(a)(2) Email to Employees Announcing the Voluntary Stock Option Exchange Program, dated February 25, 2003 (incorporated by reference to
           Exhibit 99.1 on the Schedule TO-C filed by the Company on February 25, 2003).
(a)(3)     Cover Letter to the Offer to Exchange, dated February 27, 2003.
(a)(4)     Form of Acceptance Letter.
(a)(5)     Form of Withdrawal Letter.
(a)(6) Duane Reade's Annual Report on Form 10-K for the fiscal year ended December 29, 2001, previously filed with the SEC on March 28, 2002 and incorporated herein by reference.
(a)(7) Duane Reade's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002, previously filed with the SEC on November 12, 2002 and incorporated herein by reference.
(a)(8)     Email to Employees, dated February 28, 2003.
(a)(9)     Email to Employees, dated March 19, 2003.
(a)(10)    Email to Employees, dated March 28, 2003.
(b)        None.
(d)(1) Duane Reade Inc. 1997 Equity Participation Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1) (File No. 333-41239) previously filed with the SEC on January 15, 1998.
(d)(2) Duane Reade Inc. Holding Corp. 1992 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1) (File No. 333-41239) previously filed with the SEC on January 15, 1998.
(d)(3) Form of New Option Agreement pursuant to the 1997 Equity Participation Plan.
(g)        None.
(h)        None.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                DUANE READE INC.


                                                  /s/  Michelle D. Bergman
                                                -------------------------------
                                                Michelle D. Bergman
                                                Vice President, General Counsel


Date:  March 28, 2003

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                                  EXHIBIT INDEX

Exhibit
No.               Description
---               -----------

(a)(1)            Offer to Exchange, dated February 27, 2003.*
(a)(2) Email to Employees Announcing the Voluntary Stock Option Exchange Program, dated February 25, 2003 (incorporated by reference to Exhibit 99.1 on the Schedule TO-C filed by the Company on February 25, 2003).*
(a)(3)            Cover Letter to the Offer to Exchange, dated February 27,
                  2003.*
(a)(4)            Form of Acceptance Letter.*
(a)(5)            Form of Withdrawal Letter.*
(a)(6) Duane Reade's Annual Report on Form 10-K for the fiscal year ended December 29, 2001, previously filed with the SEC on March 28, 2002 and incorporated herein by reference.*
(a)(7) Duane Reade's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002, previously filed with the SEC on November 12, 2002 and incorporated herein by reference.*
(a)(8)            Email to Employees, dated February 28, 2003.**
(a)(9)            Email to Employees, dated March 19, 2003.***
(a)(10)           Email to Employees, dated March 28, 2003.
(d)(1) Duane Reade Inc. 1997 Equity Participation Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1) (File No. 333-41239) previously filed with the SEC on January 15, 1998.*
(d)(2) Duane Reade Inc. Holding Corp. 1992 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1) (File No. 333-41239) previously filed with the SEC on January 15, 1998.*
(d)(3) Form of New Option Agreement pursuant to the 1997 Equity Participation Plan.*

------------------------
* Incorporated by reference to the Schedule TO filed by Duane Reade Inc. on February 27, 2003.

** Incorporated by reference to Amendment No. 1 to the Schedule TO filed by Duane Reade Inc. on February 28, 2003.

*** Incorporated by reference to Amendment No. 2 to the Schedule TO filed by Duane Reade Inc. on March 19, 2003.

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                                                                 Exhibit (a)(10)


           NOTICE SENT TO EMPLOYEES FOLLOWING EXPIRATION OF THE OFFER


From:   Jim Rizzo
Subject:   Results of Voluntary Stock Option Exchange Program



The offer expired at 5:00 p.m. Eastern Time, on March 27, 2003. We have accepted all eligible options tendered for exchange pursuant to the offer and cancelled such options effective 5:01 p.m. Eastern Time, on March 27, 2003. Options to purchase approximately 1,335,449 shares of common stock were tendered for exchange, representing approximately 95.30% of the options that were eligible to be tendered in the offer. Subject to the terms and conditions of the Offer to Exchange, we will issue new options to purchase approximately 1,335,449 shares of common stock under Duane Reade's 1997 Equity Participation Plan. The new options will have an exercise price equal to the average closing price of Duane Reade's common stock as reported on the New York Stock Exchange for the five-day trading period ending immediately prior to the date of grant (but in no event less than the closing price on the date of the grant), which will occur promptly after the date that is six months and one day after the eligible options are cancelled pursuant to the offer (but in no event later than 30 days after such date).

In connection with this grant of new options, we will distribute new option agreements to each employee who tendered eligible options for exchange containing the terms of the new options and detailing the number of options which each employee received in exchange for their eligible options.